UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

LANSDOWNE SECURITY, INC.
(Exact name of registrant as specified in its charter)

333-94797
(Commission File No.)

Nevada	75-2738727
(State of Incorporation)	(IRS Employer Identification No.)

Jiangtou Village,
Jinjiang City, Quanzhou,
Fujian Province, 362200
People’s Republic of China
(Address of principal executive offices)

(86) 595 8518 6739
(Registrant's telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

LANSDOWNE SECURITY, INC.
Jiangtou Village,
Jinjiang City, Quanzhou,
Fujian Province, 362200
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 11, 2011 to the holders of record at the close of business on February 11, 2011 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Lansdowne Security, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated February 11, 2011, among the Company, DK International Group Ltd., a British Virgin Islands company (“DK”), and Mr. Yangbo Cai, its sole shareholder (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on February 11, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Lansdowne Security, Inc..

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders. A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on February 14, 2011.

On the Record Date, 111,164 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of DK from Mr. Yangbo Cai, its sole shareholder, in exchange for 9,250 shares of Series A Preferred Stock, which constituted 91.71% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

On the Closing Date, Mr. David Roff submitted his resignation from our Board of Directors, effective immediately. On the same day, our Board of Directors increased its size to 4 members and appointed Messrs. Yuxi Ding, Conghui Ding, Congren Ding and Quisheng Ding to our Board of Directors. The foregoing appointment became effective as of the effective date of Mr. Roff’s resignation. (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Jiangtou Village, Jinjiang City, Quanzhou, Fujian Province, 362200, People’s Republic of China.

Name & Address of Beneficial Owner	Office, If Any	Shares Beneficially Owned(1)
		Common Stock(2)		Series A Preferred Stock(3)		% Total Voting Power(4)
		Shares	% of Class	Shares	% of Class
Directors and Officers
Yuxi Ding	Chairman	0	*	9,250(5)	92.73%	91.71%
Conghui Ding	CEO and Director	0	*			*
Congren Ding	Director	0	*	0	*	*
Qiusheng Ding	Director	0	*			*
Lifen Zheng	CFO	0	*	0	*	*
Andong Wang	Chief Marketing Officer	0	*	0	*	*
All Officers and Directors as a group (6 persons named above)		0	*	0	*	*
5% Security Holders
Yangbo Cai	--	0	*	9,250(5)	92.73%	91.71%
Yuxi Ding	Chairman	0	*	0	*	*

* Less than 1%
_______

(1) Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock. For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2) Based on 111,164 shares of Common Stock issued and outstanding as of February 11, 2011.

(3) Based on 9,975 shares of Series A Preferred Stock issued and outstanding as of February 11, 2011. Shares of Series A Preferred Stock are automatically convertible into Common Stock on a 1-to-1000 basis. Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis. See “Description of Securities – Preferred Stock” below for more information regarding our Series A Preferred Stock.

(4) Percentage of Total Capital Stock represents total ownership with respect to all shares of our Common Stock and Series A Preferred Stock, as a single class and on an as-converted to Common Stock basis.

(5) The shares attributed to Mr. Yuxi Ding relate to his option to purchase such shares pursuant to an option agreement, dated January 27, 2011, between Mr. Ding and Mr. Cai and his voting and dispositive control over such shares pursuant to a voting rights’ entrustment agreement, dated January 27, 2011, between them.

Changes in Control

On January 27, 2011, our Chairman, Mr. Yuxi Ding, entered into an option agreement with Mr. Yangbo Cai, the holder of record of approximately 91.71% of our outstanding voting securities, pursuant to which Mr. Cai granted Mr. Ding an option to acquire all of the shares of our common stock currently owned by Mr. Cai, for an exercise price of $10,000. Mr. Ding may exercise this option, in whole but not in part, during the period commencing six months after the effective date of a resale registration statement for securities issued to investors in the first post-reverse merger equity financing, and ending on the fifth anniversary of the date thereof. On January 27, 2011, Mr. Ding also entered into a voting rights’ entrustment agreement with Mr. Cai, pursuant to which Mr. Cai irrevocably granted to Mr. Ding all his voting and dispositive control over the shares held by Mr. Cai. Mr. Cai also waived all his rights associated with his shares and agreed to not cause the Company to conduct any transactions which may materially affect the assets, obligations, rights or the operations of the Company. If Mr. Ding exercises this option, he will become our controlling stockholder of record, but, in the interim, Mr. Ding has voting and dispositive control over the shares held by Mr. Cai.

There are no other arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. David Roff, who was elected to serve until his successor is duly elected and qualified. Mr. Roff has submitted a letter of resignation and Messrs. Yuxi Ding, Conghui Ding, Congren Ding and Quisheng Ding have been appointed to our Board of Directors. The foregoing appointment became effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Yuxi Ding	55	Chairman of the Board
Conghui Ding	27	Chief Executive Officer, Director
Congren Ding	29	Director
Qiusheng Ding	50	Director
Lifen Zheng	40	Chief Financial Officer
Andong Wang	44	Chief Marketing Officer

Mr. Yuxi Ding. Mr. Ding was appointed to serve as our Chairman on February 11, 2011, and has served as the Vice Chairman of Aierda since its inception in 1991, and its Chairman since 2006. Mr. Ding has also served as Dake’s Chairman since its inception in 1999. Mr. Ding has over 20 years experience in manufacturing and selling athletic shoes.

Mr. Conghui Ding. Mr. Ding was appointed to serve as our Chief Executive Officer on February 11, 2011, and has from January 1996 to January 2009 as Aierda’s Vice General Manager, before pursuing studies in the United Kingdome from 2007 to 2008. Mr. Ding holds a Master’s Degree in International Trade from the University of Hertfordshire.

Mr. Congren Ding. Mr. Ding was appointed to serve as our Director effective as of the tenth day following the mailing to our shareholders of an information statement on Schedule 14F-1 with respect to the resignation of Mr. David Roff. Mr. Ding has also served as the director of Dake since June 1999.

Mr. Qiusheng Ding. Mr. Ding was appointed to serve as our Director effective as of the tenth day following the mailing to our shareholders of an information statement on Schedule 14F-1 with respect to the resignation of Mr. David Roff. Mr. Ding has also served as the director of Aierda since 1991.

Ms. Lifen Zheng. Ms. Zheng has served as our Chief Financial Officer since February 11, 2011, and in the same capacity for our PRC subsidiary, Dake, since 2007. Prior to joining the Company, Ms. Zheng served from 2005 to 2007, as an auditor with the Quanzhou Liancheng Public Accounting Firm, a PRC public accounting firm. Ms. Zheng holds the equivalent of a Certified Public Accountant in the PRC. Ms. Zheng holds a Bachelor’s Degree in accounting from Huaqiao University.

Mr. Andong Wang. Mr. Wang has served as our Chief Marketing Officer since February 11, 2011, and has served in the same capacity for Dake since 2009. Prior to joining us, Mr. Wang served from 2007 to 2009 as a General Manager in the 361Sports Company, a Hong-Kong listed company, and from 2005 to 2007, as Chief Marketing Officer for Anta Beijing, a PRC-based company engaged in shoe manufacturing and distribution. Mr. Wang holds a Bachelor’s Degree in Marketing from the Henan Zhengzhou University.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Mr. Qiusheng Ding is the brother or our Chairman and principal shareholder Mr. Yuxi Ding, and Mr. Conghui Ding and Mr. Congren Ding are the sons of Mr. Yuxi Ding.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

A closing condition to the consummation of the share exchange agreement was the repurchase and cancellation by the Company of 234,616 shares of common stock held by David Roff, the Company’s sole officer and director, for $20,000 in cash and 215 shares of the Series A Preferred Stock, as contemplated by a repurchase agreement, dated February 11, 2011, by and between the Company and Mr. Roff. As a result of the share cancellation, our issued and outstanding shares decreased from 345,780 to 111,164 shares of common stock.

.

Except for the above transaction, there were no transactions since the beginning of the 2009 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2010, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Governance Structure

The Company is governed by a Board of Directors that currently consists of two members: Yuxi Ding and David Roff, but will be increased to include four members upon the effective date of Mr. Roff’s resignation and the commencement date of Conghui Ding, Congren Ding, and Qiusheng Ding as directors. None of the Company’s directors are “independent” as that term is defined by the Nasdaq Stock Market Rules, however the Company intends to appoint one or more independent directors in the near future. The Board may also establish and delegate some of its functions to various committees.

The Board believes the interests of all stockholders are best served at the present time through a leadership model with a separate Board Chair and CEO. However, the Board retains authority to amend the By-Laws to combine the positions of Board Chair and CEO at any time. The current CEO and Board Chair possess an in-depth knowledge of the Company, its integrated operations, the footwear industry in China, and the array of challenges to be faced, gained through years of combined experience in the industry. The Board believes that these experiences and other insights put them in the best position to provide broad leadership for the Company and the Board, respectively, as they consider strategy and exercise fiduciary responsibilities to stockholders, as the case may be.

The Board’s Role in Risk Oversight

The Board is charged with oversight of and safeguarding the assets of the Company and with maintaining appropriate financial and other controls, and conducting the Company’s business wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the Board of Directors’ oversight of the various risks facing the Company. In this regard, the Board seeks to understand and oversee critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of the Company’s business strategy. The Board recognizes that it is neither possible nor optimal to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its objectives.

While the Board oversees risk management, Company management is charged with managing risk. The Company has robust internal processes and a strong internal control environment to identify and manage risks and to communicate with the Board. The Board monitors and evaluates the effectiveness of the internal controls and the risk management program at least annually. Management communicates routinely with the Board and individual Directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management. The Board implements its risk oversight function as a whole but intends to establish and delegate this risk oversight function to various committees in the future.

Director Qualifications

Directors are responsible for overseeing the Company’s business consistent with their fiduciary duty to shareowners. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on the Company’s Board of Directors that are applicable to all Directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each Director. The Board considers the qualifications of Directors and Director candidates individually and in the broader context of the Board’s overall composition and the Company’s current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, the Board considers the nominee’s judgment, integrity, experience, independence, understanding of the Company’s business or other related industries and such other factors the Board determines are pertinent in light of the current needs of the Board. The Board also takes into account the ability of a Director to devote the time and effort necessary to fulfill his or her responsibilities to the Company.

The Board requires that each Director be a recognized person of high integrity with a proven record of success in his or her field. Each Director must demonstrate respect for and an ability and willingness to learn corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to ethical business practices. In addition to the qualifications required of all Directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of professional and academic experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company is a U.S. public company that offers athletic shoe products and shoe accessories in China. Therefore, the Board believes that a diversity of professional experiences in this consumer product industry, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board.

Set forth below is a tabular disclosure summarizing some of the specific qualifications, attributes, skills and experiences of our directors.

Director	Titles	Material Qualifications
Yuxi Ding	Chairman of the Board	• •	Co-founder of the Company Mr. Ding contributes invaluable long-term knowledge of the Company’s business and operations and over 20 years experience in manufacturing and selling athletic shoes
Conghui Ding	Director, CEO	• •	Holds a Master’s degree in International Trade
Involved in Strategic planning and marketing of the Company since 1996 with a long-term commitment in managerial and strategic planning activities in the Company
Congren Ding	Director	• •	Responsible for administration matters of the Company since 1999 Holds a comprehensive understanding of the Company’s business and operations
Qiusheng Ding	Director	• •	Holds over 20 years’ experience in business trade and sourcing of raw materials. Involved in the Company’s operations and logistics management from its founding in 1991.

Stockholder Communication with the Board of Directors.

Stockholders may communicate with the Board by sending a letter to our board of directors, c/o Corporate Secretary, Jiangtou Village Chengdai, Jinjiang City, Quanzhou, Fujian Province, 362200 People’s Republic of China, for submission to the board or committee or to any specific director to whom the correspondence is directed. Stockholders communicating through this means should include with the correspondence evidence, such as documentation from a brokerage firm, that the sender is a current record or beneficial stockholder of the Company. All communications received as set forth above will be opened by the Corporate Secretary or her designee for the sole purpose of determining whether the contents contain a message to one or more of our directors. Any contents that are not advertising materials, promotions of a product or service, patently offensive materials or matters deemed, using reasonable judgment, inappropriate for the Board will be forwarded promptly to the chairman of the Board, the appropriate committee or the specific director, as applicable.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

The below table lists each executive position and the compensation received for each of the fiscal years ended December 31, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Conghui Ding, CEO	2009	17,910	0	0	0	0	0	0	17,910
	2008	17,910	0	0	0	0	0	0	17,910
Lifen Zheng, CFO	2009	10,209	0	0	0	0	0	0	10,209
	2008	10,209	0	0	0	0	0	0	10,209
David Roff, Former CEO and CFO	2009	0	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0	0

(1) On February 11, 2011, we acquired DK in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Ding became our Chief Executive Officer, effective immediately. Prior to the effective date of the reverse acquisition, Mr. Ding served as the Chairman of Aierda, DK’s PRC subsidiary. The annual, long term and other compensation shown in this table include the amount Mr. Ding received from Aierda prior to the consummation of the reverse acquisition.

(2) Upon closing of the reverse acquisition of DK on February 11, 2011, Mr. Roff resigned from all offices he held with us effective immediately, and from his position as our director effective as of the tenth day following the mailing of the Information Statement to our stockholders.

Employment Agreements

The Company currently has a service contract with a third-party labor provider. The Company has entered into material labor contracts or employment agreements with its executive officers. Prior to our reverse acquisition, our operating subsidiary was a private limited company organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders. In addition, each employee is required to enter into an employment agreement executed by our human resources department and our financial department. Currently we have not executed any employment agreements with our executives and officers. Other than the salary listed above and necessary social benefits required by the government, we currently do not provide other benefits to the officers at this time. Our executive officers are not entitled to severance payments following a change in control.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, 8888 Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

LANSDOWNE SECURITY, INC.

By: /s/ Conghui Ding
Conghui Ding
Chief Executive Officer

Dated: March 10, 2011